Lightspeed Announces Capital Markets Day 2022
MONTREAL, September 22, 2022 /CNW Telbec/ - Lightspeed Commerce Inc. (NYSE: LSPD) (TSX: LSPD), the one-stop commerce platform for merchants around the world to simplify, scale and create exceptional customer experiences, today announced it will host its Capital Markets Day at Lightspeed Headquarters in Montreal on Tuesday, November 15, 2022.
Lightspeed's senior management team will provide an update on the Company's products, markets and plans for the future. In person and virtual attendance will be available.

Lightspeed Capital Markets Day 2022
When: Tuesday, November 15, 2022.
Where: Lightspeed Headquarters, 700 Rue Saint-Antoine East, Suite 300, Montreal
Time: 8:00 am – 12:00 pm ET
Replay: To access a replay of the event please visit the Investor Relations section of the Company's website where the webcast will be hosted for one year.
Webcast: https://investors.lightspeedhq.com

Registration, replay, and dial-in numbers will be provided at a future date.

About Lightspeed
Powering the businesses that are the backbone of the global economy, Lightspeed's one-stop commerce platform helps merchants innovate to simplify, scale and provide exceptional customer experiences. The cloud solution transforms and unifies online and physical operations, multichannel sales, expansion to new locations, global payments, financing and connection to supplier networks.
Founded in Montréal, Canada in 2005, Lightspeed is dual-listed on the New York Stock Exchange and Toronto Stock Exchange (NYSE: LSPD) (TSX: LSPD). With teams across North America, Europe and Asia Pacific, the company serves retail, hospitality and golf businesses in over 100 countries.

For more information, please visit: www.lightspeedhq.com
On social media: Linkedin, Facebook, Instagram, YouTube, and Twitter

Investor Contact: Gus Papageorgiou | investorrelations@lightspeedhq.com

SOURCE Lightspeed Commerce Inc.